Exhibit 99.1

At the Company:	On the Web:
Mike Lonsway	www.forestcity.net
Senior Vice President – Planning
216-416-3325

Jeff Linton
Senior Vice President – Corporate Communication
216-416-3558

FOR IMMEDIATE RELEASE

Forest City Enters into Agreement to Eliminate the Company’s Dual-Class Share Structure;

Announces Board Changes and Corporate Governance Enhancements

•	Announces Support Agreement with Scopia Capital Management

CLEVELAND – December 6, 2016 – Forest City Realty Trust, Inc., (NYSE: FCEA and FCEB) (“Forest City” or the “Company”) today announced that, following the unanimous recommendation of a special committee comprised solely of independent Class A directors (the “Special Committee”), the Company’s Board of Directors has authorized, and will recommend that shareholders approve, a proposal to eliminate its current dual-class share structure.

Under the terms of the proposed reclassification, all of the outstanding shares of the Company’s Class B Common Stock would be converted into shares of the Company’s Class A Common Stock, and holders of Class B shares will exchange each of their Class B shares for 1.31 shares of Class A Common Stock. In connection with the reclassification, RMS, Limited Partnership (“RMS”), the controlling shareholder of the Company’s Class B shares, has agreed to vote all shares of Class B shares owned by it in favor of the proposal, representing a majority of the Class B shares outstanding.

In a joint statement, Charles A. Ratner, Chairman of the Forest City Board and a General Partner of RMS, and Scott S. Cowen, Chairman of the Special Committee, said, “Eliminating the dual-class share structure is an important step in Forest City’s continued evolution. After carefully reviewing the Company’s options to further enhance value for shareholders, we determined that now is the right time to collapse the dual-class structure. Today’s announcement will strengthen the Company’s corporate governance profile by aligning voting rights with the economic interests of all our shareholders. We are pleased to have reached an agreement and are confident that Forest City is well-positioned for the future.”

The Company will be seeking shareholder approval of the reclassification at the Company’s 2017 Annual Meeting of Shareholders. The completion of the proposed reclassification is subject to customary closing conditions, including required approvals from a majority of the votes entitled to be cast by Class A and Class B shareholders, voting separately, and that a majority of Class A shareholders (excluding Class A shares owned by the Ratner family) vote to approve the reclassification. Upon completion of this transaction, all outstanding Forest City shares will be entitled to one vote per share on all matters brought to the Company’s shareholders, including but not limited to, composition of the entire Forest City Board of Directors. The proposed reclassification is expected to be completed promptly after the Company’s 2017 Annual Meeting.

Board and Corporate Governance Changes

Forest City also announced today that Charles Ratner will retire from Forest City, effective December 31, 2016, after 50 years of service, and will step down from the Board at that time.

“I am pleased we have reached agreement on these share structure and governance matters through the diligent efforts of the Special Committee and RMS,” Charles Ratner said. “It has always been my intention to retire in 2016 at age 75 and with the strong leadership of President and CEO David LaRue, ongoing guidance and oversight of our majority-independent Board, and continued commitment from and involvement by members of the founding family, we have set Forest City on a strong path. I know the Company is in good hands.”

Commenting on Charles Ratner’s decision to retire from the Board and active management, President and CEO David J. LaRue said, “It’s hard to overstate how much Chuck Ratner has contributed to Forest City. Our assets grew four-fold under his leadership, we created extraordinary, visionary real estate and he fostered a culture that made it all possible. I’m one of many Forest City associates who benefited from his leadership. I’ve known about his yearend retirement plan for some time and I’m grateful he was still here to help us strengthen our company by making these important changes.”

The Board will appoint James A. Ratner, Forest City Executive Vice President of Development, to succeed Charles Ratner as non-Executive Chairman. James Ratner will relinquish his management responsibilities with the Company upon his appointment to the Board.

The Company also announced that Bruce C. Ratner, who has served as a Director since 2007, will also step down from the Board by year-end. Bruce Ratner will continue in his role at the Company’s New York subsidiary. In addition, Stan Ross has decided not to stand for re-election at the Company’s 2017 Annual Meeting of Shareholders, after 17 years as a Director. The Company intends to fill these two board vacancies with new, independent directors and has retained Ferguson Partners Ltd. to lead the search for highly qualified candidates.

Following these actions, the Board will be comprised of thirteen directors, eight of whom will be independent.

In line with corporate governance best practices, Forest City will also implement a majority voting standard in the election of directors following the 2017 Annual Meeting.

Under the terms of the agreement to eliminate the dual-class stock structure, the Board will nominate James Ratner and the other three members of the Ratner family who currently serve as directors, or other RMS nominees as may be necessary, at the 2017, 2018 and 2019 Annual Meetings of Shareholders. After 2019, provided the Ratner family holds at least 60% of its post-conversion Forest City share totals, the Board will nominate two members of the Ratner family at the 2020 and 2021 Annual Meeting of Shareholders.

Agreement with Scopia Capital Management

In connection with today’s announcement, the Company also announced an agreement with Scopia Capital Management, a long-term Forest City shareholder. Under the terms of the agreement, Scopia has agreed, among other things, to vote its shares in favor of each of the Forest City Board’s nominees at the Company’s 2017 Annual Meeting of Shareholders and to vote in favor of the reclassification proposal.

“We appreciate the constructive manner in which Scopia engaged us on this issue and their support for these changes,” LaRue said.

In a joint statement, Matthew Sirovich, Co-Founder and a Managing Partner of Scopia, and Jerome Lande, Head of Special Situations for Scopia, said, “We believe Forest City shareholders will benefit from the proposed reclassification and having an additional independent director on the Company’s Board. We look forward to improved performance from Forest City in the years ahead as the management team and Board continue to work collaboratively to enhance shareholder value.”

Advisors

Goldman, Sachs & Co. served as financial advisor to Forest City. Lazard served as financial advisor to the Special Committee and provided a fairness opinion, and Sullivan & Cromwell LLP acted as the Special Committee’s legal advisor. Morgan Stanley served as financial advisor to RMS and Fried, Frank, Harris, Shriver & Jacobson LLP acted as its legal counsel. Houlihan Lokey provided certain financial advice to Forest City in respect of the Class B Shareholders that are not members of RMS.

About James A. Ratner

James A. Ratner is an Executive Vice President of Development for Forest City and has been with the Company more than 40 years. He holds a Bachelor’s degree from Columbia University and an MBA from Harvard University. He serves on the Board of NACCO Industries, Inc. (NYSE symbol NC). Additionally, he currently serves as Chairman of the Board of Trustees of The Playhouse Square Foundation, serves on the Executive Committee and the Board of Trustees of The Cleveland Museum of Art and serves on the Board of Trustees of Case Western Reserve University.

About Forest City

Forest City Realty Trust, Inc. is an NYSE-listed national real estate Company with $8.6 billion in consolidated assets. The Company is principally engaged in the ownership, development, management and acquisition of commercial and residential real estate throughout the United States. For more information, visit www.forestcity.net.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and often address our expected future actions and expected future business and financial performance. Forward-looking statements may be identified by the use of words, such as “potential”, “expect”, “intend”, “plan”, “may”, “subject to”, “continues”, “if” and similar words and phrases. These forward-looking statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict. All statements regarding the reclassification and expected associated costs and benefits, the likelihood of satisfaction of certain conditions to the completion of the reclassification, whether and when the reclassification will be completed and expected future financial performance are forward looking. Discussions of strategies, plans or intentions often contain forward-looking statements. Actual results, developments and business decisions may differ materially from those expressed or implied by such forward-looking statements. Important factors, among others, that could cause the Company’s actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to: failure to receive the requisite approval of its stockholders necessary to achieve the reclassification, any other delays with respect to, or the failure to complete, the reclassification, the ability to carry out future transactions and strategic investments, as well as the acquisition related costs, unanticipated difficulties realizing expected benefits anticipated when entering into a transaction, its ability to qualify or to remain qualified as a REIT, its ability to satisfy REIT distribution requirements, the impact of issuing equity, debt or both, and selling assets to satisfy its future distributions required as a REIT or to fund capital expenditures, future growth and expansion initiatives, the impact of the amount and timing of any future distributions, the impact from complying with REIT qualification requirements limiting its flexibility or causing it to forego otherwise attractive opportunities beyond rental real estate operations, the impact of complying with the REIT requirements related to hedging, its lack of experience operating as a REIT, legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the Internal Revenue Service, the possibility that its Board of Directors will unilaterally revoke its REIT election, the possibility that the anticipated benefits of qualifying as a REIT will not be realized, or will not be realized within the expected time period, the impact of current lending and capital market conditions on its liquidity, its ability to finance or refinance projects or repay its debt, the impact of the slow economic recovery on the ownership, development and management of its commercial real estate portfolio, general real estate investment and development risks, using modular construction as a new construction methodology, litigation risks, vacancies in its properties, risks associated with developing and managing properties in partnership with others, competition, its ability to renew leases or re-lease spaces as leases expire, illiquidity of real estate investments, bankruptcy or defaults of tenants, anchor store consolidations or closings, the impact of terrorist acts and other armed conflicts, its substantial debt leverage and the ability to obtain and service debt, the impact of restrictions imposed by its revolving credit facility, term loan facility and senior debt, exposure to hedging agreements, the level and volatility of interest rates, the continued availability of tax-exempt government financing, its ability to receive payment on the notes receivable issued by Onexim in connection with their purchase of the company’s interests in the Barclays Center and the Nets, the impact of credit rating downgrades, effects of uninsured or underinsured losses, effects of a downgrade or failure of its insurance carriers, environmental liabilities, competing interest of its directors and executive officers, the ability to recruit and retain key personnel, risks associated with the sale of tax credits, downturns in the housing market, the ability to maintain effective internal controls, compliance with governmental regulations, increased legislative and regulatory scrutiny of the financial services industry, changes in federal, state or local tax laws, volatility in the market price of its publicly traded securities, inflation risks, cybersecurity risks, cyber incidents, conflicts of interest, and risks related to its organizational structure including operating through its Operating Partnership and its UPREIT structure. These risks and uncertainties, as well as others, are discussed in more detail in our documents filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2015, our quarterly reports on Form 10-Q, and our Current Reports on Form 8-K. We expressly disclaim any obligation to update any forward-looking statement contained in this document to reflect events or circumstances that may arise after the date hereof, all of which are expressly qualified by the foregoing, other than as required by applicable law.

Important Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed reclassification. Stockholders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Investor Relations page of the Company’s website at http://ir.forestcity.net/.

Participants In The Solicitation

The directors and executive officers of the Company and other persons may be deemed to be participants in the solicitation of proxies from stockholders in respect of the proposed reclassification. Information regarding the Company’s directors and executive officers is available in the Company’s most recent proxy statement, dated April 7, 2016, for the Annual Meeting of Stockholders held on May 25, 2016, which was filed with the SEC on April 7, 2016, and the Company’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.